FORM 5                                OMB APPROVAL

[  ]  Check this box if no longer     OMB Number:  3235-0362
subject to Section 16.  Form 4        Expires:  September 30, 1998
on Form 5 obligations may             Estimated average burden
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[  ]  Form 3 Holdings Reported
[X ]  Form 4 Transactions Reported

           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
     1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person
     PIM Holding Co.
     1271 Avenue of the Americas, #4200
     New York, N.Y.  10020

2.   Issuer Name and Ticker or Trading Symbol
     Starrett Corporation (SHO)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
     February, 1997

5.   If Amendment, Date of Original
     (month/year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)
     [  ]  Director                       [ X ]  10% Owner
     [  ]  Officer (give title below)     [   ]  Other (specify
                                          below)

7.   Individual or Joint/Group Reporting
               (check applicable line)
     [ X ]  Form Filed by One Reporting Person
     [   ]  Form Filed by More than One Reporting Person

     Table I  Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1.   Title of Security (Instr. 3)
     Common Stock, $1 Par Value

2.   Transaction Date (Month/Day/Year)
     8/26/96
     10/30/96

3.   Transaction Code (Instr. 8)
     J (shares transferred by Paul Milstein without consideration) J (same as above)

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)
     Amount         (A) or (D)          Price
     145,000             A                 -
     158,000             A                 -

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year
     (Instr. 3 and 4)
               747,477
               220,000
                30,643
     Total:    998,120

6.   Ownership Form:  Direct (D) or Indirect (I)
     (Instr. 4)
     D
     I
     I

7.   Nature of Indirect Beneficial Ownership
     (Instr. 4)

     _____
     As Partner Builtland
     As Partner Bradley

* If the form is filed by more than one reporting person, see instruction 4(b)(v)

          Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security
     (Instr. 3)

2.   Conversion of Exercise Price of Derivative Security

3.   Transaction Date
     (Month/Day/Year)

4.   Transaction Code
     (Instr. 8)

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)
     (Instr. 3, 4, and 5)
          (A)       (D)

6.   Date Exercisable and Expiration Date
     (Month/Day/Year)
     Date Exercisable         Expiration Date

7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)
     Title                    Amount of Number of Shares

8.   Price of Derivative Security
     (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Year
     (Instr. 4)

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I)
     (Instr. 4)

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)

Explanation of Responses:


                              PIM Holding Co.
                             /s/PIM Holding Co.

                                                  March 26, 1997
               ** Signature of Reporting Person   Date


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


SEC 2270 (7-96)